                                                                     Exhibit D-3


                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, and William L. Massey.

Ohio Edison Company, Pennsylvania      )
     Power Company, Cleveland          )               Docket No. EC97-5-000
     Electric Illuminating Company     )
     and Toledo Edison Company         )


                 ORDER CONDITIONALLY AUTHORIZING PROPOSED MERGER

                            (Issued October 29, 1997)


I.   Summary
     -------

     This order conditionally approves the merger of Ohio Edison Company (Ohio Edison), Pennsylvania Power Company (Penn Power), Cleveland Electric Illuminating Company (CEI) and Toledo Edison Company (Toledo Edison) (collectively, Applicants). 1/ The Commission finds that Applicants have largely complied with the Commission's earlier order in addressing the Commission's concerns regarding the analysis of potential adverse competitive effects of the merger. Applicants have also committed to several mitigation measures to address the potential adverse competitive effects of the proposed merger.

     Applicants' mitigation measures comprise a set of commitments to the municipal system customers potentially affected by the proposed merger. The commitments generally involve access to, availability of and pricing of transmission capacity internal to the FirstEnergy system. However, the Commission finds that additional commitments must be made by the Applicants to adequately ameliorate the competitive concerns posed by the proposed merger, particularly those generation market power concerns stemming from the strategic planning and operation of the FirstEnergy transmission system.

     In reaching this conclusion, the Commission notes that this merger has raised substantial questions regarding access to and availability of transmission capacity that, post-merger, will be internal to the FirstEnergy system. Applicants proposed mitigation addresses these issues, in part. The mitigation will


-----------------

    1/ The Commission's July 16, 1997 order contains a detailed description of Applicants. SEE OHIO EDISON COMPANY, ET AL., 80 FERC Paragraph 61,039 at 61,094-95 (1997)(OHIO EDISON).

Docket No. EC97-5-000                   -2-

allocate internal transmission capacity to Applicants' native load customers and to the municipal system customers potentially affected by the proposed merger. This reallocation of Applicants' transmission system, in conjunction with the altered usage of internal transmission that may result from the joint dispatch of the system, creates uncertainty about how Applicants will, in the future, ensure an open and competitive market within and into FirstEnergy's service area.

     Because the facts of this case are not completely clear, we are left with some concerns that Applicants could plan and operate their transmission system in such a way as to potentially exercise the substantial generation market power indicated by the relatively high levels of merger-induced market concentration. Our concerns in this regard can be addressed by greater operational separation of transmission and generation. As we have noted in WISCONSIN ELECTRIC POWER COMPANY, ET AL., Opinion No. 413, 79 FERC Paragraph 61,158 at 61,702, 61,709 (1997), and the Merger Policy Statement, INFRA note 2 at 30,120, ISOs hold some promise in mitigating certain sources of market power. In particular, a properly formed regional ISO could attract new entrants into the market and could facilitate the implementation of efficient transmission pricing, thereby expanding the effective scope of the geographic market. 2/ Negotiations relating to the formation of a Midwest ISO are currently taking place and Centerior is participating in that process. In light of the competitive uncertainties and the current reorganization of regional transmission operations in the Midwest, we expect Applicants to participate in these discussions and to participate in this ISO, assuming we ultimately approve the ISO, as a way to address our concerns. Alternatively, Applicants could propose participating in another appropriate regional ISO.

   Finally, if Applicants fail to participate in an acceptable ISO process or if it is demonstrated to the Commission through its complaint process that FirstEnergy is operating its transmission system in a manner that unduly discriminates against third parties, the Commission will not hesitate to impose additional conditions under its section 203(b) authority. 3/


----------------

2/ See Inquiry Concerning the Commission's Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. & Regs. Paragraph 31,044 at 30,121, 30,137 (1996), RECONSIDERATION DENIED, Order No. 592-A,
     79 FERC Paragraph 61,321 (1997)(Merger Policy Statement).

3/   16 U.S.C. Section 824b(b) (1994).


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Docket No. EC97-5-000                   -3-

     The Commission finds that Applicants' commitments regarding ratepayer protection and intracorporate transactions provide reasonable assurance that the proposed merger will not adversely affect rates or regulation. Accordingly, the Commission finds that the proposed merger, as conditioned by the mitigation measures described in this order, is consistent with the public interest and authorizes the proposed merger conditioned upon Applicants' accepting these mitigation measures.

II. Introduction
    ------------

     In our July 16 order, we addressed Applicants' joint merger application. 4/ Following review of Applicants' competitive analysis, we gave Applicants two options on how to address competitive issues identified in the July 16th order. Under the first option, Applicants would proceed directly to a trial-type hearing. Under the second option, Applicants would propose measures to remedy potential market power problems. (OHIO EDISON, 80 FERC at 61,107).


     To address the effect of the proposed merger on rates, we directed Applicants to attempt to negotiate an adequate ratepayer protection mechanism with the remaining wholesale customers (the Pennsylvania Municipals) 5/ that had not already reached satisfactory arrangements with Applicants (Id. at 61,098, 61,113). To address the effect of the proposed merger on federal regulation, we directed Applicants to inform us whether they elect to abide by our policy on intra-corporate transactions within a newly-formed registered holding company. (ID. at 61,098-99, 61,113).

     We stated that, as a condition of approval of the proposed merger, Applicants must comply with any commitments they have offered in this proceeding. (OHIO EDISON, 80 FERC at 61,094 and n.2, 61,107-08, 61,112-13).

     On July 30, 1997, Applicants informed us that they elected to accept the second of the two options that we offered with


---------------

4/ We also accepted for filing and suspended, subject to refund, and set for hearing, Applicants' proposed open access tariff filed in Docket No. ER97-412-000 and Applicants' joint dispatch agreement filed in Docket No. ER97-423-000. These agreements are at issue in a proceeding now pending before an administrative law judge. Our conditional authorization of the merger is without prejudice to the outcome of that proceeding.

5/ The Pennsylvania Municipals are the Boroughs of Ellwood City, Grove City and Zelienople, Pennsylvania.


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Docket No. EC97-5-000                   -4-



respect to competition issues, and would tender mitigation measures to resolve the issues surrounding the effect of their proposed merger on competition. They also stated that they would abide by our policy on intracorporate transactions within a newly-formed registered holding company.

     On August 8, 1997, Applicants filed a revised Appendix A screen analysis (revised Appendix A analysis) and proposed certain mitigation measures (collectively, compliance filing).

     On August 15, 1997, Applicants notified us that they were continuing to negotiate an adequate ratepayer mechanism with the Pennsylvania Municipals.

III. Notice and responses
     --------------------

     On August 28, 1997, notice of Applicants' compliance filing was published in the Federal Register (62 Fed. Reg. 45,639 (1997)), with comments due on or before September 22, 1997. On September 22, 1997 Enron Power Marketing, Inc. (Enron) filed a motion to intervene and protest. 6/

     On September 22, 1997: (a) the Pennsylvania Municipals; (b) Industrial Energy Users-Ohio (IEU-Ohio); (c) the Empowerment Center of Greater Cleveland, and (d) Industrial Consumers 7/ filed comments on Applicants' compliance filing.

     On September 23, 1993, AMP-Ohio filed comments in support of Applicants' compliance filing, together with a request for leave to file one day late.

     On October 6, 1997, Applicants filed an answer (October 6 Answer) to certain comments on Applicants' compliance filing, a modification and clarification of their proposed mitigation measures and an opposition to Enron's motion to intervene.

     On October 7, 1997, Ohio Consumers' Counsel filed comments on Applicants' compliance filing.

-----------------

6/ On September 9, 1997, the Potomac Electric Power Company (PEPCO) filed, but later withdrew, a motion to intervene in this proceeding.

7/ Industrial Consumers are the Electricity Consumers Resource Council, the American Iron and Steel Institute, the Chemical Manufacturers Association and the American Forest and Paper Association.



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Docket No. EC97-5-000                   -5-


     On October 7, 1997, Edison Electric Institute filed a motion to intervene in this proceeding for the limited purpose of responding to Industrial Consumers' comments on retail competition.

     On October 14, 1997, IEU-Ohio filed an answer to Applicants' answer.

IV.  Comments on Applicants' compliance filing
     ----------------------------------------

     Ohio Consumers Counsel, AMP-Ohio and the Empowerment Center of Greater Cleveland support Applicants' compliance filing and request that the Commission approve the merger. Other commentors criticize Applicants' compliance filing on the following grounds:

     Commentors claim that the proposed mitigation measures represent little more than what is required under Order Nos. 888 and 888-A, 8/ and offer rights and services only to those opposing the merger (in exchange for withdrawal of their opposition).


     Among other things, commentors also argue that Applicants' compliance filing is unresponsive because it does not include divestiture or establishment of an ISO as long-term mitigation measures. Commentors state that unless Applicants include one or both of these measures as part of their long-term mitigation measures, Applicants will continue to maintain generation and transmission dominance in the region. (IEU-Ohio at 27, Industrial Consumers at 2, 9-10, Enron at 5-6.)

     Commentors complain that Applicants' proposal to grant municipal systems and their third-party suppliers equivalent rights to already scarce internal interface capacity further exacerbates competitive concerns, because it virtually ensures that no interface capacity will be available to third-party competitors. 9/ (IEU-Ohio, Appendix A at 5-6, Enron at 5-6,


-------------------

8/ SEE Promoting Wholesale Competition Through Open Access Non- discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs. Paragraph 31,036 (1996), ORDER ON
     REH'G, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs. Paragraph 31,048 (1997), REH'G PENDING (Open Access Rule).

9/ The internal interface includes all points of interconnection between the Ohio Edison System and the Centerior companies' system.

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Docket No. EC97-5-000                   -6-


Pennsylvania Municipals Appendix A at 5-6.) Commentors also challenge Applicants' claim that reconductoring the East Akron-Goodyear transmission line will significantly increase the simultaneous import capability into the Centerior control area. (IEU-Ohio, Appendix B at 4-5.)

   Pennsylvania Municipals oppose Applicants' contingency, priority and price cap commitment because: (a) it applies to only short-term capacity and energy supplies (less than one year), while Pennsylvania Municipals are seeking long-term supplies (one-year or more); and (b) when FirstEnergy provides electric energy to a municipal system during a constraint on FirstEnergy's system, the municipal system may be liable for two demand charges, i.e., the demand charge of the alternate supplier (whose electric energy it sought to purchase), and FirstEnergy's demand charge. Pennsylvania Municipals also ask that the Commission direct Applicants to provide additional transmission capacity and dynamic scheduling for all municipal systems upon request. (Pennsylvania Municipals at 7-10).

V.  Applicants' answer
    ------------------

     In their answer, Applicants expand on and clarify their earlier commitments in response to the criticisms raised by the commentors. (Because the answer provides a comprehensive list of all the proposed mitigation and commitments offered, our evaluation is based on Applicants' answer.)

VI.  Applicants' revised Appendix A analysis
     ---------------------------------------

     In our July 16 order, we criticized Applicants' original Appendix A analysis screen in four respects. Applicants' revised Appendix A analysis screen is generally responsive to those criticisms. Our concerns, and Applicants' response to those concerns, are as follows:

     A.  Internal transmission constraints
         ---------------------------------

     In their original Appendix A analysis, Applicants allocated internal transfer capacity between Ohio Edison Company and Centerior (the Ohio Edison-Centerior interface) to various suppliers that have economic capacity instead of solely to Applicants' native load. We stated that this assumption was inappropriate, unless Applicants could show that: (1) the merged company did not have adequate economic capacity to fully use the


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Docket No. EC97-5-000                   -6-



interface; or (2) Applicants committed that the portion of capability allocated to third parties will be available to them; or (3) alternative suppliers have purchased transmission capability on a long-term basis (OHIO EDISON, 80 FERC at 61,103).

     In lieu of making any adjustments to their Appendix A analysis, Applicants, as noted below, address this concern by proposing that all transmission-dependent Municipal Systems interconnected with the FirstEnergy system will be entitled to use the Ohio Edison-Centerior interface as if the municipal systems were a part of FirstEnergy's native load, as defined in FirstEnergy's open access tariff. This entitlement grants the municipal systems the same reservation and curtailment priority that FirstEnergy will accord its own native load on the Ohio Edison-Centerior companies interface. 10/

    B.   Treatment of small markets
         --------------------------

     In their original Appendix A analysis, Applicants limited the capacity of each supplier to the Municipal System markets to the internal demand of those markets, instead of using the supplies sellers can physically and economically deliver to those markets. Applicants' revised Appendix A analysis removes the limits on supplies into the Municipal System markets.

    C.   Non-simultaneous transmission limits
         ------------------------------------

   In their original Appendix A analysis, Applicants added together the non-simultaneous transfer capabilities for imports from various sellers into individual control areas. In our July 16 order, we expressed our concern that adding together non-simultaneous transfer capabilities overstates the import capability into individual control areas and the amount of capacity that can be supplied by alternative sellers. (OHIO EDISON, 80 FERC at 61,104-05). In their revised Appendix A analysis, Applicants estimate simultaneous limits for imports into individual control areas included in Applicants' relevant market analysis.

---------------

10/ Proposed Mitigation Measures, filed August 8, 1997 (Mitigation Measures) Attachment A at 3. The five relevant Municipal System markets (covering 41 municipal systems, either as individual systems or in groups) are:
     Cleveland Public Power (CPP), North-East AMP-Ohio Service Group (AMP-Ohio Northeast), North-West AMP-Ohio Service Group (AMP-Ohio Northwest), Painesville Electrical Division, Ohio (Painesville) and the Pennsylvania Municipals. ID. at 2 n.1.


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Docket No. EC97-5-000                   -8-



     D.    Estimated prices for the delivered price test
           ---------------------------------------------

     In their original Appendix A analysis, Applicants used a generation stacking technique to determine market prices. In our July 16 order, we noted that this approach resulted in significant, unexplained differences in delivered prices between control areas and recommended that Applicants instead use system lambda data to determine market prices. (OHIO EDISON, 80 FERC at 61,105). Applicants' revised analysis relies on system lambda data as proxies for market prices.

VII. Discussion
     ----------

     A.    Preliminary matters
           -------------------

           1.     Late-filed interventions and comments
                  -------------------------------------

     Notwithstanding Applicants' opposition, we will grant Enron's motion to intervene. However, Enron must take the record and the procedural schedule as it finds them. We thus will only consider Enron's comments to the extent that they respond to Applicants' revised Appendix A analysis and proposed mitigation measures, I.E., matters pending on compliance with our earlier order. 11/ We find good cause to grant AMP-Ohio's request to file its comments one day late. This delay neither impedes the progress of this proceeding nor casts an undue burden on any party.

           2.     Answers
                  -------

     Although our July 16 order did not contemplate answers to comments, we will accept the answer of Ohio Consumer Counsel and certain portions of Applicants' answer. We find that this material helps us in our analysis of the competitive problems that the proposed merger presents. As indicated below, however, we will reject a portion of Applicants' answer as beyond the scope of our earlier order. We will also reject IEU-Ohio's answer to Applicants' answer. Our rules do not permit answers to answers (as distinguished from answers to comments) (18 C.F.R. ss. 385.213(a)(2) (1997)) and we find nothing of substance in IEU-Ohio's answer that at all helps us in our deliberations.


--------------------

11/ Enron waited until the compliance stage of this proceeding to intervene. Only by limiting its participation to the matters pending on compliance can we avoid unduly prejudicing the other parties to this proceeding.


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Docket No. EC97-5-000                   -9-




           3.     Summary disposition
                  -------------------

     In our July 16, 1997 order, we stated that, if Applicants' filed a revised Appendix A analysis, parties would have an opportunity to "respond to Applicants' revised Appendix A analysis and proposed remedial measures." (OHIO EDISON, 80 FERC at 61,113). Industrial Consumers devotes most of its filing to arguing that we must consider the effects of the merger on retail competition, a matter that properly rests with the Ohio and Pennsylvania Commissions. IEU-Ohio also devotes a portion of its comments (pp. 13-19) to this topic. Industrial Consumers' and IEU-Ohio's filings, to that extent, do not "respond to Applicants' revised Appendix A analysis and proposed remedial measures," which is the subject matter to which we restricted comments.

     Rather, Industrial Consumers' pleading is an untimely request for rehearing, and IEU-Ohio's pleading is an untimely supplement to its pending rehearing, of that portion of our July 16 order that left the effect of the proposed merger on retail sales to the jurisdiction of the state commissions. We thus will reject those portions of Industrial Consumers' and IEU-Ohio's comments as unresponsive to our July 16 order. We will also deny Edison Electric's limited motion to intervene, because that intervention addresses only material that we have rejected. For the same reason, we will reject that portion of Applicants' answer that replies to Industrial Consumers' and IEU-Ohio's comments regarding the effect of the merger on retail competition.

    B.   The results of Applicants' revised Appendix A analysis
         -------------------------------------------------------

     Applicants' revised Appendix A analysis still shows that, in several of the relevant markets, the proposed merger would exceed the thresholds for merger-induced changes in market concentration. 12/ Using economic capacity measure and available transmission capacity and economic capacity and total transmission capacity, the merger-induced changes in concentration far exceed even the highest thresholds in the Merger Policy Statement for the five Municipal Systems and Duquesne. Using the available economic capacity measure and available transmission capacity, merger-induced changes in concentration exceed the thresholds for the CPP, Painesville, and AMP-Ohio Northwest markets and the General Public Utilities

---------------

12/ See Merger Policy Statement, FERC Stats. & Regs. at 30,133- 34. We described these guidelines in our July 16th order. SEE OHIO EDISON, 80 FERC at 61,099 & n.41.

Docket No. EC97-5-000                   -10-


market using available economic capacity and total transmission capacity.

     Applicants offer several reasons why these potential market concentration problems should not prevent us from approving the proposed merger. First, Applicants argue that the revised Appendix A analysis does not recognize the beneficial effects of the proposed FirstEnergy single-system transmission rate. This is incorrect. The purpose of using the delivered price test to define the relevant geographic market is to include suppliers from which customers can economically purchase. Because the delivered price test reflects the cost of delivered energy in the post-merger market -- including the cost of both generation and transmission -- it reflects the effect of the single-system FirstEnergy transmission rate.

     Second, Applicants argue that we should discount the results of the revised Appendix A analysis, because some of the Municipal Systems purchase very little electric energy from Applicants. However, trading patterns vary over time and past trading patterns are no guarantee of future trading patterns. This is particularly true in the current transitional period underway in electricity markets, when trading patterns may change with the restructuring of wholesale and retail markets. The merger review process balances market outcomes indicated by historical trading patterns against the hypothetical, forward-looking analysis that the delivered price test provides. While trading patterns can serve as a "check" on the results of the delivered price test, they provide no basis for entirely discounting the results of that test. 13/


     Finally, Applicants argue that competitive problems indicated in the revised Appendix A analysis occur in off-peak hours, when lower demand and low prices suggest that there should be less concern about the exercise of market power. Applicants base their argument on the results of their revised analysis of the available economic capacity measure. However, this is only a portion of the results in Applicants' revised Appendix A analysis. Also, we have not concluded that available economic capacity is a superior measure upon which to base our merger review decisions. Using the economic capacity measure in that analysis, instead, the merger-induced changes in concentration exceed the thresholds of the guidelines in our Policy Statement in all periods for all five Municipal System markets and Duquesne.


---------------

13/  SEE Merger Policy Statement, FERC Stats. & Regs. at 30,133.

Docket No. EC97-5-000                   -11-


     Although we recognize that merger-induced changes in concentration exceed the thresholds, we find that Applicants' proposed mitigation measures, revised in accordance with our requirements as described below, adequately address our concerns regarding the merger's effect on competition.

     C.   Applicants' proposed mitigation measures 14/
          --------------------------------------------

          1.      The Ohio Edison-Centerior interface allocation commitment
                  ---------------------------------------------------------

     Applicants commit that "each municipal electric system identified as a destination market in the Compliance Screen Test, including all of the wholesale customers of any FirstEnergy company whether or not such wholesale customer is currently taking requirements service," 15/ will be entitled: (a) to use the Ohio Edison-Centerior interface as if it were a part of FirstEnergy's native load; and (b) to receive the same reservation and curtailment priority that FirstEnergy accords its own native load on the interface. (October 6 Answer, Attachment A at 3.) Applicants further state that they will not operate the internal interface in a manner that would impede access to any third-party supplier serving the future growth of the municipal electric systems. (October 6 Answer, Attachment A at 3, testimony of Arthur R. Garfield (Garfield) at 21, Answer at 1-2).

     We note that the commitment mentions only reservation and curtailment priority. In the context of Applicants' proposed mitigation, equally important to ensuring that native load use not preempt Municipal Systems' access to suppliers is a scheduling priority equal to that for native load use. We will therefore direct Applicants to amend this commitment to include granting a priority equal to native load for a Municipal System's scheduling of transmission service.

     We are also concerned that the commitment applies only to suppliers serving future growth but is silent with respect to internal interface access by third-party suppliers serving the current or near-term operational needs of the Municipal Systems. Accordingly, we will clarify that Applicants will not operate the internal interface to preclude third-party suppliers from serving

---------------------

14/ Applicants have summarized their proposed mitigation measures in Appendix A to their answer.

15/ Applicants' Answer, Attachment A at 1. We will refer to these customers as Municipal Systems, which we further describe in footnote 10, SUPRA.

Docket No. EC97-5-000                   -12-



both current and future operational needs of the Municipal Systems. As so amended, we find this commitment an acceptable response to the problem that we identified in the July 16 order, I.E., that Applicants' use of the interface for native load could preempt its use by other suppliers. (SEE OHIO EDISON, 80 FERC at 61,103-04).

     In regard to this mitigation measure, Pennsylvania Municipals and Enron express concern, respectively, that only transmission capacity in excess of FirstEnergy's native load requirements will be available to third parties and that Applicants need to allow any party access to Applicants' internal interface comparable to that of native load. We believe that the proposed mitigation measure adequately addresses Pennsylvania Municipals' concern since the proposed mitigation measure, as modified, will provide that Municipal Systems will have access rights to the internal interface (for reservation, scheduling and curtailment purposes) equivalent to native load.

     In response to Enron, we note that the proposed mitigation measures address the potential competitive problems identified by the revised Appendix A analysis in the municipal system markets. We believe the Applicants' participation in an appropriate ISO will ensure transmission access on a nondiscriminatory basis to any party desiring access to the FirstEnergy system.

          2.      The transmission capacity commitment
                  ------------------------------------

     Applicants commit to treat the aggregate coincident load of all Municipal Systems as part of FirstEnergy's native load for purposes of transmission system planning. This commitment includes Applicants' agreement to coordinate and cooperate with each Municipal System to upgrade existing interconnections with each Municipal system, reconductor transmission lines to Municipal Systems, or take any other reasonable actions that are consistent with good utility practice (including changes in operating procedures) necessary to eliminate internal transmission constraints affecting the Municipal Systems' ability to obtain access to alternate energy suppliers. Applicants state that they will allocate the costs of any such improvements in accordance with the Commission's ratemaking practices. (Mitigation Measures, Attachment A at 3-4, Answer at 11-12, Attachment A at 2-3). In addition, FirstEnergy agrees to redispatch its generating resources to alleviate any internal constraints (at no cost to the Municipal Systems) which impact Municipal Systems' ability to access alternative energy supplies.

   In light of our concerns regarding generation market power stemming from the potential for strategic planning of transmission on the FirstEnergy system, the Commission believes

Docket No. EC97-5-000                   -13-



that this proposal is inadequate. We will thus condition our authorization of the merger on Applicants' further commitment to allow the Municipal Systems and any other interested parties to join with Applicants in planning the expansion of transmission facilities. (SEE PUBLIC SERVICE COMPANY OF COLORADO AND SOUTHWESTERN PUBLIC SERVICE COMPANY, 78 FERC Paragraph 61,267 at 62,140(1997) (establishing a joint planning and open participation process, including appropriate dispute resolution procedures, for construction of new transmission line)).

     We interpret Applicants' commitment to redispatch FirstEnergy's generating resources in order to alleviate an internal transmission constraint which affects a Municipal System's ability to access third-party suppliers as Applicants' response to contingencies not addressed by the pricing commitments set forth in the third mitigation measure. Since Applicants commit that redispatch costs will not be borne by Municipal Systems, we will further condition our authorization of the merger on Applicants' further commitment that Applicants will not seek to recover from other jurisdictional customers the redispatch costs that would otherwise have been borne by Municipal Systems.

     Applicants have made commitments in an individual settlement with the City of Cleveland to increase the capacity of FirstEnergy's internal transmission interface. In their October 6 Answer, Applicants respond to parties' concerns that their proffered transmission upgrades will not increase capacity as much as Applicants claim. Applicants have now provided more detailed information on these upgrades. 16/ We note that if sufficient capacity to accommodate service requests is still not available on the internal interface post-merger, FirstEnergy must, pursuant to its open access tariff, expand the capacity of that interface upon customer request.

           3.     The contingency, priority and price cap commitment
                  --------------------------------------------------

     Applicants commit that, if there is an interruption or curtailment of third party short-term and long-term capacity or energy to Municipal Systems due to an internal condition on the FirstEnergy system, FirstEnergy will make capacity and energy from its own resources available to the affected Municipal Systems at a price: (a) equal to FirstEnergy's average out-of-



16/ Among other things, Applicants clarify that they will install capacitor banks sufficient to ensure that FirstEnergy achieves the transfer capability specified in Applicants' commitment with the City of Cleveland to upgrade the East Akron-Goodyear transmission line.

Docket No. EC97-5-000                   -14-


pocket costs (I.E., variable costs only) of supplying energy at such time; or
(b) no higher than the cost of the third-party supply, if such supply is delivered to the FirstEnergy system. Applicants also promise that, if internal conditions on Applicants' system require curtailment of third-party supplies, they will interrupt or curtail the Municipal Systems' third-party purchases on a proportional, non-discriminatory basis equivalent to native load.

     Applicants also commit that, in the event that an internal condition 17/ disrupts a third-party supplier's ability to deliver electric energy to a Municipal System, FirstEnergy will curtail its own third-party deliveries of equal firmness on a non-discriminatory basis. Applicants further commit that, if an internal condition requires curtailment of load that a Municipal System serves, Applicants will curtail their native load on a proportional and non-discriminatory basis. (October 6 Answer, Attachment A at 4-5). 18/

     We are concerned that the language in Applicants' commitment does not make it clear that Applicants will not require Municipal Systems to pay twice when FirstEnergy provides replacement capacity and/or energy (instead of transmitting third-party power) as a result of an internal condition on FirstEnergy's system that prevents Municipal Systems from taking delivery of electric energy from third-party suppliers. That is, the possibility exists that Municipal Systems would have to pay a third-party supplier for power that the third-party supplier could not deliver to the Municipal Systems due to an internal condition on FirstEnergy's system, and would also have to pay FirstEnergy for replacement power. Accordingly, we will require Applicants to revise their commitment to state that, when an internal condition on FirstEnergy's system prevents a Municipal System from taking delivery of electric energy from a third-party supplier, the Municipal System will pay FirstEnergy and the third-party supplier no more, in total, than it would have paid the third-party supplier if its supplies were delivered to the Municipal System.

     With these changes, we find Applicants' commitment to be reasonable.We will address the rates, terms and conditions for services that FirstEnergy will render under this commitment when


-----------------

17/ An internal condition includes an internal constraint and other limiting factors.

18/ Applicants note that this commitment does not apply if the third party fails to deliver the energy to FirstEnergy's system (October 6 Answer, Attachment A at 5).

Docket No. EC97-5-000                   -15-


FirstEnergy files a rate schedule for these services under FPA section 205 (16 U.S.C. Section 824d (1994)).

     Applicants' commitment, as modified by this order, addresses Pennsylvania Municipals' concern that Applicants' proposal would subject Municipal Systems to a double demand charge.

     D.    Additional Concerns
           -------------------

           1.     Terms of settlement agreements
                  ------------------------------

     Applicants also offered as mitigation measures the terms of settlement agreements that they concluded with the City of Cleveland and with AMP-Ohio. While these settlement agreements do not necessarily address the Commission's generic concerns, we will require, as a condition of our merger approval, that Applicants fulfill the commitments reflected in their agreements with the City of Cleveland and AMP-Ohio. (October 6 Answer, Attachment A at 5-6; August 8 Filing, Exhs. 1 and 2).

           2.     Additional Conditions
                  ---------------------

     Several intervenors have raised concerns about the effect of the merger on transmission access and availability on the FirstEnergy system. Intervenors are also concerned that the proposed mitigation measures do not address the generation market power concerns that could result from Applicants' control of transmission as well as an ISO would. Applicants' response is that the merged company could not control prices inside the East Central Area Reliability Council (ECAR) because there is a surplus of supply and ample transmission capacity and because FirstEnergy will rely heavily on purchased power for its energy requirements.

     The Commission shares intervenors' concerns. That the merged company chooses to purchase power, rather than to self-supply power, says nothing about its ability to strategically plan and operate its transmission system to withhold generation from the market. Moreover, the results of Applicants' revised Appendix A analysis -- which incorporates, among other factors, supplies from competing sellers and transmission capacity -- shows clearly that the merger produces significant changes in concentration in some markets.

     The Commission believes that Applicants' proposed mitigation, as modified in this order, ameliorates in part our competitive concerns, particularly those generation market power concerns stemming from the strategic planning and operation of the FirstEnergy transmission system. In reaching this conclusion, we note that this merger has raised substantial

Docket No. EC97-5-000                   -16-


concerns regarding post-merger access to and availability of transmission capacity internal to the FirstEnergy system. Applicants' proposed mitigation will reallocate internal transmission capacity to Applicants' native load customers and to the municipal system customers potentially affected by the proposed merger. In conjunction with the altered usage of internal transmission that may result from the joint dispatch of the system, this reallocation of Applicants' internal transmission capacity creates uncertainty about how Applicants will, in the future, ensure an open and competitive market in their service area Moreover, as noted earlier, the facts of this case leave us with some concerns that Applicants could plan and operate their system in such a way as to potentially exercise the sustantial generation market power that is indicated by the relatively high levels of merger-induced market concentration.

     The Commission believes Applicants' participation in an ISO will help address the uncertainty surrounding how FirstEnergy will ensure an open and competitive market in its service area. An ISO will independently manage the FirstEnergy transmission system, separating the operational control of transmission and generation that gives rise to our concern that Applicants could potentially plan and operate their system in such a way as to exercise generation market power. Therefore, FirstEnergy's participation in an appropriate ISO would bolster the Commission's confidence that competitive harm would not result from the merger. In light of the geographic market in which Applicants are located, we believe the Midwest ISO may be the appropriate choice and note that Centerior is participating in the negotiations relating to its formation. The Commission believes that FirstEnergy's full participation in a properly formed regional ISO is a practical approach to addressing the uncertainty surrounding the competitive effects of the proposed merger. Therefore, we expect FirstEnergy to participate in the Midwest ISO or another appropriate ISO. If Applicants fail to participate in an ISO process, the Commission will use its authority under section 203(b) of the FPA to address our concerns. As discussed above, we will condition our approval of the proposed merger on the modifications to Applicants' proposed mitigation measures discussed in the body of this order. The conditions described above provide the Commission with reasonable assurance that the proposed merger will not result in competitive harm.

     We note that interested parties will of course be able to monitor transmission access and availability on FirstEnergy's system via the OASIS. Problems with transmission access and availability on the FirstEnergy system can be brought to our immediate attention via our complaint process. If it appears

Docket No. EC97-5-000                   -17-



that the operation or planning of the FirstEnergy transmission system may adversely affect competition, we will consider appropriate remedial conditions under FPA section 203(b). Such conditions could include, INTER ALIA, imposing an obligation on Applicants to build additional capacity on their transmission system. SEE, E.G., PUBLIC SERVICE COMPANY OF COLORADO, 75 FERC at 62,045.

     E.    Other Matters
           -------------

     As discussed above, Pennsylvania Municipals request that Applicants provide dynamic scheduling service upon request. 19/ Applicants have consented to this request. 20/

     F.    Effect on Rates
           ---------------

     In our July 16 order, we noted that Pennsylvania Municipals were the only remaining wholesale customers that had not negotiated a ratepayer protection plan with Applicants and, as a result, had not withdrawn their protest. We, therefore, directed Applicants to continue to negotiate a ratepayer protection mechanism with Pennsylvania Municipals. Applicants now commit to an open season for two Pennsylvania Municipals (Ellwood and Grove City) and two other Pennsylvania boroughs taking service from Penn Power (that are not intervenors in this proceeding), so as to provide an opportunity for these wholesale customers to cancel their requirements contracts with Penn Power. (October 6 Answer at 4). 21/ The open season will run for 90 days after the merger is closed. Applicants also commit that Zelienople will have the option of taking transmission service under the FirstEnergy tariff upon its effectiveness or continue to take service under

---------------------

19/ We note that Pennsylvania Municipals also request that the Commission require Applicants to undertake transmission upgrades and expansions for the Municipal Systems as needed in the future. We have addressed this issue in our discussion concerning Applicants' transmission capacity commitment.


20/  Applicants' October 6th Answer, Attachment B at 2.

21/ Applicants state that Zelienople purchases all of its requirements from an affiliate of Enron, using firm transmission service provided by the Ohio Edison System.

Docket No. EC97-5-000                   -18-


its existing service contract. (October 6 Answer, Attachment B at 3). 22/

     Consistent with the Merger Policy Statement, we find that Applicants' open season proposal provides adequate ratepayer protection to the Pennsylvania Municipals (all of Applicants' other wholesale customers that intervened in this proceeding having withdrawn their protests). 23/ We, therefore, conclude that the proposed merger will not adversely affect rates.

     G.    Effect on Regulation
           --------------------

     Applicants' agreement to abide by our policies with respect to intra-system transactions within the newly-formed registered holding company structure removes any concern that we would have as to the effect of the proposed merger on federal regulation. In our July 16 order we elected not to set the issue of the effect of the proposed merger on state regulation for hearing. We are, by separate order issued concurrently with this order, denying IEU-Ohio's request for rehearing of our decision not to set the issue of the proposed merger's effect on state regulation for hearing. We have examined IEU-Ohio's arguments and find them meritless. We therefore conclude that the proposed merger will not adversely affect regulation.

     H.    Conclusion
           ----------

     We find that the proposed mitigation measures, as modified and clarified above, alleviates our concerns regarding the merger's effect on competition. We also find, as discussed above, that Applicants have adequately responded to our concerns regarding the effect of the merger on rates and on regulation. We therefore find that the proposed merger is consistent with the public interest. To the extent that any of the settlements in this proceeding affect wholesale customer and/or transmission rates, Applicants must file the agreements with the Commission as rate schedules under FPA section 205 (16 U.S.C. Section 824d
(1994)), along with appropriate cost support as required by Section 35.13 of the Commission's regulations (18 C.F.R. Section 35.13 (1997)).

---------------------

22/ Additionally, Applicants further agree to offer existing wholesale transmission service customers the option of switching to transmission service under FirstEnergy's open access tariff.

23/ We note that Applicants' open season offer is silent with regard to whether Pennsylvania Municipals may be liable for FirstEnergy's stranded costs. If FirstEnergy seeks recovery of stranded costs from the Pennsylvania Municipals, it must make a filing with the Commission.

Docket No. EC97-5-000                   -19-



The Commission orders:
----------------------

     (A) Enron's untimely motion to intervene is hereby granted, as discussed in the body of this order.

     (B) AMP-Ohio's request to file its comments one day late is hereby granted.

     (C) The portions of Industrial Consumers' and IEU-Ohio's comments that relate to the effects of the proposed merger on retail competition are hereby rejected as beyond the scope of comments allowed in our July 16th order.

     (D) That portion of Applicants' answer that replies to Industrial Consumers' and IEU-Ohio's comments on the effects of the proposed merger on retail competition are hereby rejected as beyond the scope of our July 16th order.

     (E) Edison Electric Institute's limited motion to intervene is hereby denied.

     (F) The Ohio Consumer Counsel's answer is hereby accepted.

     (G) IEU-Ohio's answer to Applicants' answer is hereby rejected.

     (H) The proposed merger between Ohio Edison, Penn Power, CEI and Toledo is hereby conditionally authorized, subject to Applicants' acceptance of the conditions set forth in this order.

     (I) Applicants are hereby directed to notify the Commission within 30 days of the date of this order whether they accept the conditions set forth in this order.

By the Commission.

(S E A L)

                                                       /s/ Lois D. Cashell

                                                       Lois D. Cashell,
                                                         Secretary.